August 1, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

Washington, DC 20549

ATTN:	Ms. Priscilla Dao
Ms. Jan Woo

Re:	Sixty Six Oilfield Services, Inc. Offering Statement on Form 1-A Filed June 28, 2022 File No. 024-11923
Response to Comments

Dear Ladies and Gentlemen:

Sixty Six Oilfield Services, Inc. is submitting this correspondence in response to your comments on its initial filing to the Form 1-A Offering Statement. Sixty Six Oilfield Services, Inc. The comment letter presented three comments. Sixty Six has addressed each comment within the offering and separate external correspondence, agreements and information supporting the statements which are included as notes to the offering.

1.	Comment 1: “Please explain whether these financial statements were prepared for the company or another related entity. We note that page F-5 indicates that the financial statements were prepared for an entity called "SSOF Beverage Group."

Response: The Offering Document has been amended to reflect the current financial conditions (December 31, 2021 and June 30, 2022). Financials from another filing were never replaced on the initial filing. We apologize.

2.	Comment 2: “Please address and clarify all discrepancies between Part I and Part II and III, including:
•	Part I has the Tier 1 offering box checked, while Part II and III indicates the offering will be a Tier 2 offering;
•	Part I lists an underwriter and underwriter fees, while Part II and III indicates that there will be no underwriter;
•	Part I answers "No" to the question "Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?" while Part II and III indicates that you intend to price this offering after qualification;
•	Part I indicates that the company was incorporated in Florida, while Part II and III states that the company was incorporated in Nevada;
•	Part I answers "Yes" to the question "Does the proposed offering involve the resale of securities by affiliates of the issuer?" while Part II and III indicates that only the company will be selling securities; and
•	Discrepancies between the balance sheet information in Part I and the financial information included in Part II and III.

Response: Sixty Six has corrected these discrepancies such that the offering is consistent with a Tier 1 offering, pricing of the offering after qualification, incorporation in Florida, no re-sale of securities and correction of financials as referenced in Comment 1.

3.	Please explain which previous filing contains exhibits 2.1, 2.2 and 4.1, as the company has made no previous filings on form 1-A.

Response: Sixty Six has added the exhibits.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer